Annual General Meeting of BiondVax Pharmaceuticals Ltd.

Date: February 11, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Proposal	For	Against	Abstain
1. To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year 2019 and for an additional period until the next Annual General Meeting.	☐	☐	☐
2A. To approve the election of Dr. Yael Margolin as an external director of the Company, for a three year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the Companies Law).	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 2A above (response required for vote to be counted)?	☐	☐	
2B. To approve the election of Mr. Samuel Moed as an external director of the Company, for a three year term, subject to, and in accordance with, the provisions of the Companies Law.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 2B above (response required for vote to be counted)?	☐	☐	
3A. To approve the election of Mr. Adi Raviv to the Board of Directors of the Company, until the first annual meeting held after the date of his appointment.	☐	☐	☐
3B. To approve the re-election of Prof. Avner Rotman to the Board of Directors of the Company, until the first annual meeting held after the date of his appointment.	☐	☐	☐
4A. To approve the re-election of Mr. Mark Germain to the Board of Directors, until the third annual meeting held after the date of his appointment.	☐	☐	☐
4B. To approve the re-election of Dr. Ron Babecoff to the Board of Directors, until the third annual meeting held after the date of his appointment, and to approve the grant of an indemnification and exculpation agreement letter to Dr. Ron Babecoff, under the same terms and conditions as granted to each of the Company's officers and directors.	☐	☐	☐
4C. To approve the re-election of Prof. George Lowell to the Board of Directors, until the third annual meeting held after the date of his appointment.	☐	☐	☐
5. To approve amendments to the Company's Articles of Association to simplify the existing staggered Board of Directors structure.	☐	☐	☐
6. To approve the compensation of each of our external directors and non-management directors, in accordance with the requirements of the Companies Law.	☐	☐	☐
7. To approve grants of options to purchase American Depositary Shares ("ADSs") of the Company to Dr. Yael Margolin and Mr. Samuel Moed, external directors of the Company, and to Prof. Avner Rotman and to Mr. Adi Raviv, independent directors of the Company.	☐	☐	☐
8. To re-approve the grant of options to purchase ADSs of the Company to Mr. Mark Germain, chairman of the Board of Directors.	☐	☐	☐
9. To approve an amendment to the Company's Compensation Policy to increase the maximum annual premium payable for directors and officers liability insurance.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 9 above (response required for vote to be counted.)?	☐	☐	

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of BiondVax Pharmaceuticals Ltd. to be held February 11, 2020 For Holders as of January 6, 2020

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received prior to 12:00 p.m. EST on February 7, 2020.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on February 7, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 6, 2020** at the **Annual General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **February 11, 2020** at 4:00 pm (Israeli time), in the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903